EXHIBIT 99(a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended September 30, 2009
Operating revenues	$9,729
Fuel, purchased power and delivery fees	(2,899)
Net gain from commodity hedging and trading activities	3,435
Operating costs	(1,554)
Depreciation and amortization	(1,679)
Selling, general and administrative expenses	(1,037)
Franchise and revenue-based taxes	(363)
Impairment of goodwill	(8,950)
Other income	108
Other deductions	(768)
Interest income	35
Interest expense and related charges	(4,566)

Loss before income taxes	(8,509)

Income tax expense	(245)

Net loss	(8,754)

Net loss attributable to noncontrolling interests	106

Net loss attributable to EFH Corp.	$(8,648)